Exhibit 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2015

Hong Kong – December 23, 2015 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2015.

The Company’s revenues for the six months ended June 30, 2015 (“1H 2015”) were approximately US$8,273,000, a 16.1% decrease as compared to approximately US$9,863,000 for the six months ended June 30, 2014 (“1H 2014”). This decrease was primarily attributable to the decrease in revenues from engineering activities under the current poor economic conditions.

Gross profits decreased by 21.2% to approximately US$1,857,000 for 1H 2015 as compared to approximately US$2,358,000 for 1H 2014. The decrease was mainly due to the decrease in gross margin resulting drop in revenue of engineering activities.

Selling and administrative expenses increased by approximately US$132,000 to  US$3,003,000 for 1H 2015 as compared to approximately US$2,871,000 for 1H 2014. The increase was primarily due to the increase of approximately US$80,000 in development costs of  Ballast Water Treatment Systems (“BWTS”) to approximately US$363,000 for 1H 2015 as compared to approximately US$283,000 for 1H 2014.

The profit contribution from the affiliates, Blue Sky and Jia Huan, decreased by approximately US$356,000 to negative contribution of US$138,000 for 1H 2015 as compared to profit contribution of approximately US$218,000 for 1H 2014. The principal reason was some projects were not completed in 1H 2015. It is expected that the sales revenue for these projects will be recognized and profit contribution will be made by the affiliates in second half year of 2015.

The net loss increased by US$520,000 to approximately US$662,000 for 1H 2015, as compared to net loss of approximately US$142,000 for 1H 2014. This was primarily due to decrease in revenue from engineering activities, increase in the development costs for BWTS, and negative profit contribution from the affiliates.

Since obtaining the type approval certificate from China’s Classification Society (“CCS”) for the 300 Cubic Meters per hour BWTS in July 2014, PACT Environmental Technology Co. Ltd., a subsidiary of the Company (“Pact”) has been developing the other sizes of BWTS, namely, 200, 500 750, 1000 and 1250 Cubic Meters per hour in order to have a full range meeting various requirements of customers. Pact has recently passed the related sea board tests, and submitted all necessary documents to CCS for review. The type approval certificates for all these sizes are expected to be approved by the end of March 2016. It takes about two months to obtain other foreign type approval certificates including Alternate Management Systems (‘AMS”) acceptance once CCS type approval certificates obtained.

Amid the severe slowdown of economy in China and keen competition, Pact has recently won a tender to supply a 300 Cubic Meters per hour BWTS from a Maritime Institute in Jiangsu. This is an extremely good job reference for the Marine industry in China.

About BWTS

BWTS are an imminent requirement by The International Maritime Organization ("IMO") to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going vessels when their ballast water tanks are emptied or refilled. In 2012, ballast water discharge standard became a law in the US. Any vessel constructed in December 2013 or later will need to comply when entering US waters, and existing vessels will follow shortly after. The market potential for retrofits and new installations of BWTS in these old and new ocean-going vessels is enormous.

About AMS

AMS acceptance by the U.S. Coast Guard is a temporary designation given to BWTS approved by a foreign administration. It enables BWTS to be used on vessels for a period of up to 5 years, while the treatment system undergoes approval testing to U.S. Coast Guard standards.

About Blue Sky

Zhejiang Tianlan Environmental Protection Technology Co. Ltd., (“Blue Sky”),  found in 2000, is a fast growing company which provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants. Its shares have been listed on the New Third Board in the People’s Republic of China (“PRC”) in November 2015. The New Third Board is a national over-the-counter market in the PRC regulated by China Securities Regulatory Commission, and managed by the National Equities Exchange and Quotations, which serves as a platform for the sale of existing shares or directed share placements for small and medium-sized enterprises.

About Jia Huan

Zhejiang Jia Huan Electronic Co. Ltd. in Zhejiang, China ("Jia Huan"), an established company, has been in business since 1969. 95% of Jia Huan's business is related to air pollution control and less than 5% is for water and wastewater treatment. Jia Huan designs and manufactures automatic control systems and electric voltage control equipment for electrostatic precipitators which are major air purification equipment for power plants, cement plants and incinerators to remove and collect dust and pollutants from the exhaust stacks.

About Pact

PACT Environmental Technology Co. Ltd., (a majority-owned subsidiary) based in Shanghai, is a global provider of environmental solutions for industrial and municipal clients, focusing on water and wastewater treatment. Pact’s capabilities cover design, manufacturing, sourcing, installation and servicing of water/wastewater treatment, water desalination plants and equipment.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and mainland China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2014.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2015 (Unaudited)	As of December 31, 2014 (Audited)
	US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents	2,512	4,857
Restricted cash	1,388	879
Accounts receivable, net	4,963	4,268
Prepayments and other current assets	1,069	589
Inventories	537	543

Total current assets	10,469	11,136

Property, plant and equipment, net	787	811

Investments in affiliates	10,270	10,441

Goodwill	1,071	1,071

Deferred tax assets	480	227

Total assets	23,077	23,686

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	3,671	3,561
Other payables and accrued expenses	2,377	2,101
Taxation payable	134	207
Total current liabilities	6,182	5,869

Commitments and contingencies	-	-
Shareholders’ equity:
Ordinary share, 20,000,000 (As of December 31, 2014: 20,000,000) shares authorized; 2,229,609 (As of December 31, 2014: 2,229,609) shares issued and outstanding	123	123
Additional paid-in capital	9,543	9,535
Treasury stock, 167,200 (As of December 31, 2014: 160,386) shares at cost	(784)	(766)
PRC statutory reserve	315	315
Accumulated other comprehensive income	775	776
Retained earnings	5,385	6,047
Equity attributable to owners of Euro Tech	15,357	16,030
Non-controlling interest	1,538	1,787
Total shareholders’ equity	16,895	17,817

Total liabilities and shareholders’ equity	23,077	23,686

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2014

	2015 (Unaudited)	2014 (Unaudited)
	US$’000	US$’000

Revenues
Trading and manufacturing	6,667	6,122
Engineering	1,606	3,741

Total revenues	8,273	9,863

Cost of revenues
Trading and manufacturing	(5,381)	(4,837)
Engineering	(1,035)	(2,668)

Total cost of revenues	(6,416)	(7,505)

Gross profit	1,857	2,358

Selling and administrative expenses	(3,003)	(2,871)

Operating loss	(1,146)	(513)
Interest income	5	17
Other income, net	50	37

Loss before income taxes and equity in profit of affiliates	(1,091)	(459)

Income taxes	318	39
Equity in profit of affiliates	(138)	218

Net loss	(911)	(202)
Less: net loss attributable to non-controlling interest	249	60

Net loss attributable to the Company	(662)	(142)

Other comprehensive loss
Net loss	(911)	(202)
Foreign exchange translation Adjustments	(1)	(29)

Comprehensive loss	(912)	(231)
Less: Comprehensive loss attributable to non-controlling interest	249	60

Comprehensive loss attributable to the Company	(663)	(171)

Net loss per ordinary share
- Basic	US($0.32)	US($0.07)

- Diluted	US($0.32)	US($0.07)

Weighted average number of ordinary shares outstanding
- Basic	2,062,409	2,069,223

- Diluted	2,062,409	2,069,223

CONTACT:           Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel:  852-2814-0311
Fax: 852-2873-4887
Website: http://www.euro-tech.com
Blue Sky’s website: http://www.tianlan.cn/
Jia Huan’s website: http://www.jiahuan.com
Pact’s Website: http://www.pactchina.com